UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

03763A108

(CUSIP Number)

P. Rupert Russell, Esq.

Ellyn Roberts, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2010*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The amount of the securities reported as beneficially owned by the filer of this Schedule 13D is the amount such filer beneficially owned on the date that this Schedule 13D is filed.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 03763A108

1.	Names of Reporting Persons. Warren Hosseinion, M.D.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b)     X

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,445,609
8. Shared Voting Power 0
9. Sole Dispositive Power 10,445,609
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,445,609

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 21.1%

14. Type of Reporting Person (See Instructions) IN

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CUSIP 03763A108

Item 1. Security and Issuer

This statement relates to shares of Common Stock $.001 Par Value (the "Stock"), of Apollo Medical Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 700 N. Brand Blvd., Suite 220, Glendale, CA.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Warren Hosseinion, M.D.

(b)	Dr. Hosseinion’s business address is listed in Item 1.

(c)	Dr. Hosseinion’s present principal occupation is Chief Executive Officer and Director of the Issuer.

(d)	During the last five years, Dr. Hosseinion has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, Dr. Hosseinion was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Hosseinion is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger dated June 13, 2008, by and among the Issuer, Apollo Medical Management, Inc., and Apollo Medical Acquisition Co., Inc. (the “Merger Agreement”), the Issuer issued Dr. Hosseinion 9,123,387 shares of the Issuer’s Common Stock in consideration for the capital stock of Apollo Medical Management, Inc., which were owned by Dr. Hosseinion. In connection with his service as an executive officer and member of the Board of Directors of the Issuer, (a) on December 9, 2010, the Issuer granted to Dr. Hosseinion options to purchase 300,000 shares of the Stock, all of which have vested, and (b) on July 14, 2014, the Issuer granted him options to purchase 200,000 shares of the Stock, of which 22,222 shares have vested or will vest within 60 days after the date that this Schedule 13D is filed. On September 15, 2012, the Issuer’s Board of Directors authorized the issuance of Stock to certain employees and consultants, including 1,000,000 shares purchased by Dr. Hosseinion, for $0.001 per share.

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CUSIP 03763A108

Item 4. Purpose of Transaction

Dr. Hosseinion has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to terminate the Stock’s registration under section 12(g)(4) of the Act, or to take any similar action. However, the Issuer may seek to list the Stock on a national securities exchange such as NASDAQ or the New York Stock Exchange, in which case it would have to change the composition of its board to include a majority of independent directors.

Item 5. Interest in Securities of the Issuer

Dr. Hosseinion’s beneficial ownership of the Stock as of the date this Schedule 13D is filed is reflected on his cover page. He has effected no transactions in the Stock except those described in Item 3.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Hosseinion and the Issuer have entered into a Board of Directors Agreement, a Proprietary Information Agreement and an Indemnification Agreement, each dated September 11, 2014.

Item 7. Material to Be Filed as Exhibits

A. Merger Agreement, incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed June 19, 2008.

B. Board of Directors Agreement, Proprietary Information Agreement and an Indemnification Agreement, each dated September 11, 2014, incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed September 16, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2014

/s/ Warren Hosseinion, M.D.